Exhibit 8.1

Significant Subsidiaries* of NCL Corporation Ltd.

The following are the significant subsidiaries of NCL Corporation Ltd. as of December 31, 2008.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Arrasas Limited	Isle of Man
NCL International, Ltd.	Bermuda
NCL America Holdings, Inc.	Delaware
Norwegian Dawn Limited	Isle of Man
Norwegian Star Limited	Isle of Man
Norwegian Jewel Limited	Isle of Man
Norwegian Sun Limited	Bermuda
Norwegian Spirit, Ltd.	Bermuda
Norwegian Pearl, Ltd.	Bermuda
Norwegian Gem, Ltd.	Bermuda
F3 Two, Ltd.	Bermuda
NCL (Bahamas) Ltd. d/b/a NCL	Bermuda
NCL America Inc.	Delaware
Pride of America Ship Holding, Inc.	Delaware
Pride of Aloha, Inc.	Delaware
Pride of Hawaii, Inc.	Delaware
Maritime Investment, Inc.	Delaware

*	Unless otherwise noted, each subsidiary listed under this heading is, directly or indirectly, wholly-owned by NCL Corporation Ltd.